UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health Net, Inc.

File No. 001-12718 - CF#32892

_____

Health Net, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2008 and a Form 10-Q filed on November 8, 2011.

Based on representations by Health Net, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	November 10, 2008	through July 31, 2017
10.2	10-Q	November 8, 2011	through July 31, 2017
10.3	10-Q	November 8, 2011	through July 31, 2017
10.4	10-Q	November 8, 2011	through July 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary